Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi offers to acquire Kiadis, a clinical-stage company developing cell-based immunotherapy products

*	Adds proprietary next generation natural killer (K-NK) cell platform and pipeline of cell-based cancer immune-therapeutics and infectious disease therapies

PARIS and AMSTERDAM – November 2, 2020 – Sanofi and Kiadis, a clinical-stage biopharmaceutical company developing innovative ‘off the shelf’ natural killer (NK) cell based medicines for the treatment of life-threatening diseases, entered into a definitive agreement under which Sanofi will make a public offer (subject to satisfaction of certain customary conditions) to acquire the entire share capital of Kiadis for EUR 5.45 per share, representing an aggregate adjusted equity value of €308m1.

“We believe the Kiadis ‘off the shelf’ K-NK cell technology platform will have broad application against liquid and solid tumors, and create synergies with Sanofi’s emerging immuno-oncology pipeline, providing opportunities for us to pursue potential best-in-disease approaches,” said John Reed, M.D., Ph.D., Global Head of Research & Development at Sanofi.

“Kiadis’ vision is to bring novel cell-based medicines to people with life-threatening diseases, and this transaction will help achieve that vision,” said Arthur Lahr, Chief Executive Officer of Kiadis. “After the discontinuation of our lead product candidate and subsequent reorganization in 2019, we restarted Kiadis in 2020 as an entirely new company focused solely on the proprietary and differentiated NK-cell platform that we obtained through the acquisition of Cytosen Therapeutics. Sanofi’s offer is a clear testimony to the uniqueness of our NK-cell platform and the rapid success of Kiadis’ transformation. The Kiadis Boards unanimously believe that Sanofi has the resources and financial strength to accelerate development of our NK-cell products, to the benefit of patients. We believe this transaction represents compelling value to shareholders and offers a fair reflection of the potential of our platform and pipeline, given the risk/reward profile typical to biotech and the capital required to execute our business plan. Finally, this transaction will provide excellent career opportunities for our employees, who will be viewed by Sanofi as their internal cell-therapy experts.”

[1]	Adjusted for the value of warrants which may be exercised in shares or paid in cash based on Black Scholes value as of the day immediately following the public announcement of the change of control

Innovative K-NK cell platform

Kiadis’ proprietary platform is based on allogeneic or ‘off-the-shelf’ NK cells from a healthy donor. NK cells seek and identify malignant cancer cells and have broad application across various tumor types. The platform has the potential to make products rapidly and economically available for a broad patient population across a wide range of indications.

Kiadis’ NK cell-based medicines will be developed alone and in combination with Sanofi’s existing platforms.

Complementary strong science to generate first-in-class medicines and strategic fit across core therapeutic areas

Sanofi’s research, development, and commercial expertise will be leveraged to advance Kiadis’ pipeline, which includes NK cell based medicines for the treatment of patients undergoing hematopoietic stem cell transplant, liquid and solid tumors, as well as infectious disease.

In July 2020, Sanofi licensed Kiadis’ pre-clinical K-NK004 program for potential combination for multiple myeloma.

Kiadis’ pipeline of NK cell therapies includes:

K-NK002 is in a Phase 2 clinical study evaluating NK cells to prevent post-transplant relapse in patients with acute myeloid leukemia (AML) and myelodysplastic syndromes. The Phase 2 trial will be conducted in collaboration with premier U.S. transplant centers.

K-NK003 is a Phase 1 study evaluating NK cells for patients with relapsed or refractory AML.

KNK-ID-101 is a program evaluating the properties of K-NK cells and their suitability to fight SARS-CoV-2 and the option to develop K-NK cells as a post-exposure pre-emptive therapy for COVID-19 in high risk patients. Kiadis plans to initiate a phase 1/2a clinical trial evaluating use of K-NK cells to treat COVID-19 patients with government grant funding.

Accelerates the clinical development and broadens patient reach of current Kiadis pipeline

Subject to the completion of the public offer, Sanofi will provide the resources and capabilities necessary to accelerate the development of current Kiadis programs for the treatment of blood tumors, solid cancers, and infectious diseases, maximizing their potential to the benefit of patients.

About Kiadis

Founded in 1997, Kiadis is committed to developing innovative cell-based medicines for patients with life-threatening diseases. With headquarters in Amsterdam, The Netherlands, and offices and activities across the United States, Kiadis is reimagining medicine by leveraging the natural strengths of humanity and our collective immune system to source the best cells for life.

Kiadis is listed on the regulated market of Euronext Amsterdam and Euronext Brussels since July 2, 2015, under the symbol KDS. Learn more at www.kiadis.com.

About the offer

More information about the offer is included in today’s joint press release of Sanofi and Kiadis pursuant to the provisions of Section 4 (1) and (3), Section 5 (1) and Section 7 (4) of the Netherlands Decree in Public Takeover Bids. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum approved by the Dutch Authority for the Financial Markets and recognized by the Belgian Authority for the Financial Markets.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contacts Ashleigh Koss Tel.: +1 (908) 205 2572 ashleigh.koss@sanofi.com Sally Bain Tel.: +1 (781) 264 1091 sally.bain@sanofi.com

Sanofi Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Sanofi Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Kiadis Forward-Looking Statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect Kiadis’ or, as appropriate, Kiadis’ officers’ current expectations and projections about future events. By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions that could cause actual results, performance, achievements or events to differ materially from those expressed, anticipated or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. A multitude of factors including, but not limited to, changes in demand, regulation, competition and technology, can cause actual events, performance, achievements or results to differ significantly from any anticipated or implied development. Forward-looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. As a result, Kiadis expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements in this press release as a result of any change in expectations or projections, or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based. Neither Kiadis nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the anticipated or implied developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.